SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November 2017

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement regarding the Tender of Shares in the Tender Offer for Shares of ARRK Corporation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 29, 2017	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Announcement regarding the Tender of Shares in the Tender Offer for Shares of ARRK Corporation

TOKYO, Japan – November 29, 2017 – ORIX Corporation (TSE: 8591; NYSE: IX, “ORIX”) hereby announces that, its subsidiary, OPI 11 Corporation (“OPI 11”) today executed a tender agreement (the “Tender Agreement”) for the common stock of ARRK Corporation (“ARRK”) (the “ARRK Shares”) with ORIX, Mitsui Chemicals, Inc. (“Mitsui Chemicals”) and Mitsui Chemical’s wholly owned subsidiary, MC Investment 01 Corporation (“Tender Offeror”) to apply for the tender offer for the ARRK Shares, etc. commencing on November 30, 2017 (the “Tender Offer”) announced by Tender Offeror. After the consummation of the Tender Offer, ARRK will cease to be a consolidated subsidiary of ORIX.

1.	Reason for tendering shares in the Tender Offer

Since acquiring the ARRK Shares through OPI 11, ORIX has further enhanced ARRK’s management system and thereby achieved cost reduction through the reduction of fixed costs and a review of the manufacturing process. ORIX has also contributed to ARRK’s growth and its enterprise value enhancement by effectively utilizing ORIX’s investment experience and knowledge as well as the ORIX group’s business network in Japan and abroad.

Based on the fact that the various implemented measures have produced a certain effect and a stable management structure has been established, ORIX now believes that ARRK can achieve further growth by tendering shares in the Tender Offer that will be conducted by the Tender Offeror, a subsidiary of Mitsui Chemicals, which has a line of high-quality products as well as materials technology and a strong customer base.

2.	Overview of ARRK

(1)	Name	ARRK Corporation
(2)	Address	2-2-9 Minami Honmachi, Chuo-ku, Osaka-shi
(3)	Name and title of representative	Tae Ho Kim, Representative Director and President
(4)	Description of business	Comprehensive services regard to the development of new products
(5)	Stated capital	JPY 2,000,000,000 (as of Sep. 30, 2017)
(6)	Date of establishment	December 10, 1968
		OPI 11 Corporation	74.66%
		Mizuho Bank, Ltd.	3.40%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.20%
(7)	Major shareholders and their shareholding percentages (as of Sep. 30, 2017)	ARRK Corporation	1.31%
		Trust & Custody Services Bank, Ltd. (Trust E Account)	0.44%
		Japan Trustee Services Bank, Ltd. (Trust Account 5)	0.43%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	0.33%

		Japan Trustee Services Bank, Ltd. (Trust Account 2)	0.29%
		Japan Trustee Services Bank, Ltd. (Trust Account 1)	0.27%
		Japan Trustee Services Bank, Ltd. (Trust Account)	0.22%

3.	Overview of the Tender Offeror

(1)	Name	MC Investment 01 Corporation
(2)	Address	1-5-2 Higashi-shinbashi, Minato-ku, Tokyo
(3)	Name and title of representative	Takayoshi Shimogori, President & Representative Director
(4)	Description of business	Holding of securities
(5)	Stated capital	JPY 1 (as of Nov. 29, 2017)
(6)	Date of establishment	November 1, 2017
(7)	Major shareholders and their shareholding percentages (as of Nov. 29, 2017)	Mitsui Chemicals, Inc.: 100%

4.	Number of shares to be tendered in the Tender Offer

(1)	Number of shares held prior to the tender	270,555,839 shares of common stock (including indirectly held shares) (74.66% of the total number of outstanding shares)
(2)	Number of shares expected to be tendered	230,213,339 shares of common stock (including indirectly held shares) (63.53% of the total number of outstanding shares) (Sale price: JPY 23,021,333,900 (JPY 100 per share))
(3)	Number of shares held after the consummation of the Tender Offer	40,342,500 shares of common stock (including indirectly held shares) (11.13% of the total number of outstanding shares)

5.	Schedule of the Tender Offer

(1)	Execution of the Tender Agreement	November 29, 2017
(2)	Tender offer period	November 30, 2017 to January 17, 2018
(3)	Announcement of the tender offer results	January 18, 2018
(4)	Settlement commencement date	January 24, 2018

6.	Future Outlook

The effect of the tendering shares in the Tender Offer on ORIX’s consolidated financial results for the Fiscal Year ending March 31, 2018 will be negligible.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 40 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2016 - March 31, 2017